NEWS RELEASE 08-05	February 15, 2008

DRILLING EXTENDS STRIKE OF HIGH-GRADE GOLD AT NEVADA PROPERTY

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to announce drilling has extended oxide gold mineralization at Long Canyon, further defining Nevada’s newest gold trend. Additional diamond holes from Long Canyon’s 2007 Phase 2 drill program have intersected significant gold grades and extended high-grade mineralization to the northeast.

“Long Canyon represents an outstanding platform for growth through discovery and is a key exploration focus among our portfolio of Nevada gold projects for 2008,” says Fronteer President and CEO Dr. Mark O’Dea. Highlights from two holes include:

  0.09 ounces per ton gold (3.14 grams per tonne) over 107 feet (32.6m) in hole LC066C
  0.12 ounces per ton gold (4.11 grams per tonne) over 90 feet (27.4 m) in hole LC067C

These two holes were drilled approximately 80 metres to the northeast of hole LC063C, which intersected 0.88 ounces per ton gold (30.10 grams per tonne) over a true thickness of 23 feet (7.0 metres), within a broader zone that returned 0.39 ounces per ton gold (13.40 grams per tonne) over a true thickness of 75 feet (22.9 metres) – see press release 08-01, Jan 7, 2008.

A third hole, LC065C, returned 0.02 ounces per ton gold (0.72 grams per tonne) over 5 feet (1.5 metres). Fronteer’s 2008 exploration program will both extend and further define Long Canyon’s high-grade mineralization, with the goal of producing the project’s first resource estimate by year-end. Long Canyon’s aggressive US$3M exploration program will include 16,000 metres of drilling, as well as additional geophysical surveys and district-scale exploration. Drilling will test the northeast, southwest and depth extensions of the Main Zone, the West Zone, and additional targets within the project’s 6,500-hectare area.

Long Canyon shows near-surface mineralization similar to famous Carlin-style gold deposits. Gold mineralization is strongly oxidized, and occurs in stratabound zones and fault and collapse breccias, hosted in a sequence of lower Paleozoic shelf carbonates.

Drill results table:

Hole ID	From	To	Interval	Au	Interval	Au
	(feet)	(feet)	(feet)	(oz/ton)	(metres)	(g/tonne)

LC065C	118.5	123.5	5	0.02	1.5	0.72
LC066C	102.0	209.0	107	0.09	32.6	3.14
including	127.0	138.5	11.5	0.26	3.5	8.98
	151.5	156.5	5	0.17	1.5	5.92
	212.0	227.0	15	0.01	4.6	0.46
LC067C	204.0	294.0	90	0.12	27.4	4.11
including	232.0	245.3	13.3	0.24	4.1	8.13
	249.3	267.5	18.2	0.26	5.5	9.12

For a map showing the location of drill holes, please use the following link:
www.fronteergroup.com/sites/fronteer_admin/LongCanyonMap0805.jpg

A total of 61 RC holes and 6 core holes have been drilled at Long Canyon. Results from the final drill hole of Phase 2 are pending. For a comprehensive table listing drill results to-date, please use the following link:
www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillSummary0805.pdf

Long Canyon is under option from AuEx Ventures Inc. ("AuEx") (XAU - TSX). Under the terms of the option, Fronteer is the operator and may earn a majority interest (51%) by investing $5 million over a five-year period. Fronteer may earn an additional 14% by advancing Long Canyon through feasibility.

Robert Felder, M.Sc. and Certified Professional Geologist, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites calculated using cut-off of 0.30 g/tonne. Drill intersections are reported as drilled thicknesses. The mineralized intervals reported are estimated to be near true thickness. Core was sampled at geologically selected intervals and was assayed by American Assay Laboratories (ISO9002:2002) for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au was re-assayed and completed with a gravimetric finish. QA/QC included the insertion of numerous standards and blanks into the sample stream. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, and size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.